Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

FINANCIAL STATEMENTS

December 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bull Market Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 SW 7th Street, Suite 1405
(No. and Street)

Miami	Florida	33130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS COLOMBO 312-718-2573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, 18th FL	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Colombo _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bull Market Securities Inc. _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MARGARITA C. SALCEDO
Notary Public, State of New York
No. 01SA5019045
Qualified in Nassau County
Commission Expires October 12, 2021



_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Table of Contents
December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
 of Bull Market Securities, Inc.
 (A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bull Market Securities, Inc. (A Wholly-Owned Subsidiary of Goldon Company Trade S.A.) (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. In our opinion, the financial statements present fairly, in all material respects, the financial position of Bull Market Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bull Market Securities, Inc.'s management. Our responsibility is to express an opinion on Bull Market Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bull Market Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the Bull Market Securities, Inc. has not generated significant revenues to maintain its operations and thus is dependent upon Goldon Company Trade S.A. (the "Parent") to make capital contributions from time to time to provide support for its operations. Bull Market Securities, Inc.'s ability to continue operations is dependent upon the Parent's willingness and ability to continue providing the necessary capital for Bull Market Securities, Inc. to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Bull Market Securities, Inc.
  (A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Page 2

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 and Information Regarding Compliance With Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Bull Market Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bull Market Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital under Rule 15c3-1 and Information Regarding Compliance With Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as AdCap Securities, LLC's auditor since 2016.

Miami, Florida
February 28, 2019

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	23,150
Deposit with clearing broker		100,000
Receivable from clearing broker		30,668
Other assets		59,381
Securities owned		169,000
Total assets	**$**	**382,199**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commitments and contingencies (NOTE 3)		
Due to affiliate	$	53,279
Total liabilities		53,279
Stockholder's Equity		
Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		799,990
Accumulated deficit		(471,080)
Total stockholder's equity		328,920
Total liabilities and stockholder's equity	**$**	**382,199**

The accompanying notes are an integral part of the financial statements

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Operations
For the Year Ended December 31, 2018

Revenues		
Commission income (Including $2,136 from related party)	$	158,731
Trading gains (Including $104,508 from related party)		192,664
Other income		28,390
Total revenues		379,785
Expenses		
Clearance and execution fees		81,631
Compensation and benefits		167,800
Depreciation		604
Insurance and regulatory		21,450
Interest expense		119
Office and other expenses		54,364
Professional fees		321,042
Total expenses		647,010
Net loss	$	**(267,225)**

The accompanying notes are an integral part of the financial statements

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Stockholder's equity, beginning of year	1,000	$ 10	$ 499,990	(203,855)	$ 296,145
Additional capital contributed			300,000		300,000
Net loss	-	-	-	(267,225)	(267,225)
Stockholder's equity, end of year	1,000	$ 10	$ 799,990	$ (471,080)	$ 328,920

The accompanying notes are an integral part of the financial statements

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(267,225)
Adjustments to reconcile net loss to net		
Cash used in operating activities		
Depreciation		604
Changes in operating assets and liabilities		
Increase in receivable from clearing broker		(10,565)
Increase in other assets		(34,596)
Increase in securities owned		(169,000)
Decrease in accounts payable		(2,596)
Increase in due to affiliate		38,239
Total adjustments		(177,914)
Net cash used in operating activities		(445,139)
Cash flows provided by financing activities:		
Shareholder capital contributions		300,000
Net decrease in cash and cash equivalents		(145,139)
Balance, beginning of year		168,289
Balance, end of year	$	**23,150**
Supplemental disclosures of cash flow information:		
Interest	$	119

NOTE 1: NATURE OF OPERATIONS

Bull Market Securities, Inc. (the "Company"), is a Florida corporation registered as a broker/dealer with the Securities and Exchange Commission ("SEC"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Goldon Company Trade S.A. (the "Parent").

The Company primarily solicits foreign clients, specifically from Argentina. The client's proportions are 70% individuals and 30% institutions and corporations. The products that are offered by the firm are: US equities, American Depository Receipts, ETFs, Options, Offshore Mutual Funds and Foreign Fixed Income. The products are offered in an agency and riskless principal basis.

Since inception in October 2015, the Company has been dependent on its Parent to make capital contributions to support its startup and operations and to maintain compliance with SEC Rule 15c3-1. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less, which approximates fair value.

Concentration of Credit Risk

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Equipment

Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years. Furniture and equipment with a cost of $3,018 and related accumulated depreciation of $1,408 are included in other assets on the accompanying statement of financial condition. For the year ended December 31, 2018, depreciation expense amounted to $604.

Revenue Recognition

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the "new revenue standard" or "ASC 606") on January 1, 2018 using the modified retrospective transition method. Revenue recognition policies under the new standard are applied prospectively in the Company's financial statements from January 1, 2018 forward.

> Commissions and Other Fees - All customer securities transactions and related income are reported in the statement of financial condition on a trade date basis.

> Principal Transactions - Financial instruments owned (all of which are recorded on a trade-date basis) are carried at fair value with gains and losses reflected in trading gains in the statement of operations

> Fixed Income - Transactions are booked on trade date as riskless principal with the profit shown as a markup or mark down to the client.

> Asset Management Fees - Management and administrative fees are generally recognized over the period that the related service is provided.

The Company has analyzed the provisions within the new ASU and concluded that no changes are necessary to conform to the new revenue standard because performance is met at a point in time when the advisory services are provided.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Owned

Securities owned are recorded at fair value. These instruments primarily represent the Company's trading activities and include debt securities. Gains and losses are recognized in trading gains in the statement of operations.

Income Taxes

The Company records deferred taxes using the asset and liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Accounting Developments – Accounting Standard to be Adopted in Future Periods

Leases - In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company entered into a 12 month lease in August 2016 for office space with monthly payments of $1,100. The lease was extended through August 2018. As of October 1, 2018 the Company entered into a new 12 month leasing agreement for office space with monthly lease payments of $3,300. At December 31, 2018, the future rental payments under the operating lease are $29,700. Office lease expenses are $24,175 for the year ended December 31, 2018, and are included in office and other expenses on the accompanying statement of operations.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2018, the Company had net capital of $210,207, which was $110,207 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

NOTE 5: INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2018.

The Company's gross deferred tax asset are mainly comprised of Federal and State net operating loss carryforward of approximately $395,000, which are available to offset Federal, State and local taxable income through 2038. Their utilization is limited to future taxable earnings of the Company.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, as there are no unrecognized tax benefits. Tax years that remain open to examination are years from the Company's inception date of October 20, 2015.

NOTE 6: DEPOSIT WITH CLEARING BROKER

The Company has an agreement with COR Clearing, LLC (the "Clearing Broker") to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $100,000 deposit on hand with the Clearing Broker, and as of December 31, 2018 has maintained such balance.

NOTE 7: RECEIVABLE FROM CLEARING BROKER

Receivables from Clearing Broker results from the Company's normal securities transactions. As of December 31, 2018, the amount due from its current Clearing Broker was $30,668.

NOTE 8: FAIR VALUE MEASUREMENTS

ASC 820-10 *Fair Value Measurements*, clarifies the definition of fair value for financial reporting and establishes a three-tier hierarchy as a framework for measuring fair value. Fair value is the price to sell an asset or transfer a liability between market participants as of the measurement date. The three levels of the fair value hierarchy under this standard are as follows:

Level 1 – Inputs are quoted prices in active markets for identical instruments

Level 2 – Inputs are observable inputs other than Level 1 inputs. Level 2 inputs include quoted prices in active markets for similar instruments, quoted prices in less active or inactive markets for identical or similar instruments and model-derived valuations in which all significant inputs are observable in active markets or can be derived from or corroborated with observable market data.

Level 3 – Inputs are unobservable inputs for which little or no market data exists. Level 3 inputs require an entity to develop its own assumptions, such as valuations derived from techniques in which one or more significant value drivers are unobservable.

In accordance with the fair value hierarchy, the following table presents the fair value of those assets and liabilities required to be measure on a recurring basis at December 31, 2018.

	Total Fair Value	Level 1	Level 2	Level 3
December 31, 2018				
Debt securities	$ 169,000	$ -	$ 169,000	$ -
	169,000	-	169,000	-

NOTE 9: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with an affiliate through common ownership, Bull Market Brokers S.A. (the "Affiliate"), which began on October 7, 2016 and was amended on November 1, 2017 where the Affiliate will provide various services to the Company. For the year ended December 31, 2018, Bloomberg services, office space and services related to a jointly shared employee were provided by the Affiliate. The Company has $45,459 due to the Affiliate relating to this agreement at December 31, 2018.

The Company also owes $7,820 to Bull Market Advisors for fees paid which have not yet been reimbursed as of December 31, 2018.

The Company also charges management fees to the Affiliate. Fees due from the Affiliate relating to management fees are $14,050 at December 31, 2018 and are included in other assets on the accompanying statement of financial position.

The Company also conducts trading transactions with the Parent. During the year ended December 31, 2018, $104,508 of trading gains and $2,136 of commissions were earned from transactions with the Parent.

NOTE 10: SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 28, 2019.

SUPPLEMENTARY INFORMATION

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1
of the Securities And Exchange Commission
December 31, 2018

Total stockholder's equity	$	328,920
Deductions		
Other Assets		59,381
Total deductions		59,381
Net capital before haircuts on securities positions		269,539
Haircuts on securities		59,332
Net Capital		210,207
Minimum net capital requirement (NOTE 4)		100,000
Excess net capital	**$**	**110,207**

There are no material differences between the Company's computation of the net capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2018, as filed.

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Computation of Aggregate Indebtedness Under Rule 15c3-1
of the Securities And Exchange Commission
December 31, 2018

Aggregate indebtedness	$	53,279
Ratio of aggregate indebtedness to net capital		0.25 to 1

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3



MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Bull Market Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bull Market Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Bull Market Securities, Inc. stated that Bull Market Securities, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. Bull Market Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bull Market Securities, Inc. compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2019

An independent member of Baker Tilly International

1450 BRICKELL AVENUE, 18TH FLOOR, MIAMI FL 33131 • T 305 373 5500 • F 305 373 0056 • MBAFCPA.COM







Bull Market Securities, Inc.'s Exemption Report

Bull market Securities, Inc. (the "Company" is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made to certain brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provision of 17 C.F.R. 240. 15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year from January 1, 2018 through December 31, 2018 without exception.

Douglas Colombo

Bull Market Securities, Inc.

I, Douglas Colombo, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Douglas Colombo

Title: FINOP

Date: 2/28/19

Bull Market Securities, Inc.

(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

Statement on Exemption From the Computation of Reserve

Requirements and Information for Possession or Control

Requirements Under Rule 15c3-3

December 31, 2018

In accordance with the exempted provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.